EXHIBIT 10.9

T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006-1350

April __, 2018

[Name]
c/o T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006-1350

Re: Severance Benefits

Dear [Name]:

T-Mobile US, Inc. (the “Company”) is pleased to inform you that, in connection with the Company’s entrance into that certain Business Combination Agreement with Sprint Corporation and certain other parties named therein, dated on or around the date hereof (the “Business Combination Agreement”), the Company has determined that you will be eligible for certain severance payments and benefits in connection with a Qualifying Termination (as defined below), upon and subject to the terms and conditions set forth in this letter agreement (this “Letter”). Capitalized terms used in this Letter will have the meanings set forth on Exhibit A attached hereto.

1.Severance Benefits. In the event that your employment is terminated by the Company other than for Cause or you resign for Good Reason, in either case, upon or within twelve (12) months following the Transaction Date (each, a “Qualifying Termination”), then, subject to your execution and non-revocation of a Release in accordance with Section 2 below and your compliance with the other terms, conditions and requirements specified herein (including Section 3 below), the Company shall pay or provide to you the following (the payments and benefits in clauses (a) through (g) below, collectively, the “Severance Benefits”):

(a)The Company shall pay you an amount equal to two (2) times the sum of (ii) your then-current annual base salary plus (ii) your then-current target annual short-term incentive award (“STI Award”), payable in a single lump-sum amount within seventy-four (74) days following the Termination Date.

(b)The Company shall pay you a pro-rated STI Award for the calendar year in which the Termination Date occurs, based on the number of days in such calendar year through and including the Termination Date divided by 365 (or 366, as applicable) and based on actual performance results for such calendar year as determined by the Company, payable no later than March 15th of the calendar year following the calendar year in which the Termination Date occurs.

(c)The Company shall pay you any earned, unpaid STI Award for the calendar year ending immediately prior to the calendar year in which the Termination Date occurs, payable in a single lump-sum amount within seventy-four (74) days following the Termination Date.

(d)During the period commencing on the Termination Date and ending on the earlier of the end of the eighteenth (18th) full calendar month following the Termination Date or the date on which you become eligible for coverage under a subsequent employer’s group medical and dental plans (in either case, the “COBRA Period”), subject to your valid election to continue healthcare coverage under COBRA, the Company will continue to provide to you and your dependents, at the Company’s sole expense, coverage under its group medical and dental plans at the same levels in effect on the Termination Date; provided, however, that if (i) any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the continuation coverage period to be, exempt from the application of Section 409A under Treasury Regulation Section 1.409A-1(a)(5), (ii) the Company is otherwise unable to continue to cover you or your dependents under its group health plans, or (iii) the Company cannot provide the benefit without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then, in any such case, an amount equal to the dollar value of the balance of the Company’s subsidy shall thereafter be paid to you in substantially equal, then-currently-taxable monthly installments over the COBRA Period (or remaining portion thereof). In the event the Company-subsidized portion of the coverage cost paid on you or your dependents’ behalf during the COBRA Period, as described above, would cause you to be taxable on reimbursements under the applicable plans by reason of the application of Section 105(h) of the Code (and the Company is not paying such amounts to you in then-currently-taxable monthly installments as contemplated by the preceding sentence), such Company-subsidized portion of the coverage cost will to be imputed as taxable income to you.

(e)The Company shall, at its sole expense and on an as-incurred basis, provide you with outplacement counseling services directly related to your Qualifying Termination, for up to twelve (12) months following the Termination Date, the provider of which shall be selected by the Company.

(f)Each outstanding long-term incentive or other equity award covering shares of the Company’s common stock (each, an “LTI Award”) which is not subject to any performance vesting conditions as of the Termination Date shall vest in full (to the extent then-unvested) on the Release Effective Date (as defined below) (and shall remain outstanding and eligible to vest on the Release Effective Date).

(g)Each outstanding LTI Award (or portion thereof) which is subject to one or more performance vesting conditions as of the Termination Date shall become earned and vested as of the Release Effective Date (and shall remain outstanding and eligible to vest on the Release Effective Date) based on the actual level of actual performance determined as if the performance period in effect as of the Termination Date had ended as of the last trading day immediately preceding the Termination Date, with such vested and earned LTI Award payable no more than sixty (60) days following the applicable vesting date (unless subject to any deferral of earned and vested awards elected by you in accordance with the terms of the applicable LTI Award agreement(s), in which case such deferral shall dictate payment timing).

2.Release. As a condition to your receipt of the Severance Benefits described above, you must execute and deliver to the Company a release of all claims in a form determined solely by the Company (the “Release”), and such Release must become fully effective and irrevocable (including due to the expiration of any revocation period) no later than seventy-four (74) days following the Termination Date (the date on which the Release becomes effective and irrevocable, the “Release Effective Date”). If the aggregate period during which you are entitled to consider and/or revoke the Release spans two calendar years, no payments under Section 1 above will be made prior to the beginning of the second such calendar year (and any payments otherwise payable prior thereto (if any) will instead be paid on the first regularly scheduled Company payroll date occurring in the latter such calendar year or, if later, on the first regularly scheduled Company payroll date following the Release Effective Date).

3.Restrictive Covenants. To protect the trade secrets and confidential information of the Company and its customers and clients that have been and will be entrusted to you, the business goodwill of the Company and its subsidiaries that has been and will be developed in and through you and the business opportunities that have been and will be disclosed or entrusted to you by the Company and its subsidiaries, and as an additional incentive for the Company to enter into this Letter, and without limiting any provision of your confidentiality, restrictive covenant or similar agreement with the Company (or an affiliate thereof) (your “Restrictive Covenant Agreement”), you hereby agree as follows:

(a)Non-Competition. During the term of your employment and for a period of (i) if you incur a Qualifying Termination upon or within twelve (12) months following the closing of the Transaction, eighteen (18) months immediately following your Qualifying Termination or (ii) if you incur a Qualifying Termination upon or within twelve (12) months following the date on which the Company publicly announces that the Transaction will not close (as determined by the Company in its discretion), twelve (12) months immediately following your Qualifying Termination (which is consistent with the Company’s existing practices) (in either case, the “Restricted Period”) you shall not either directly or indirectly, with or without compensation: (A) engage in, provide, offer to provide, or assist anyone in providing, services to or for a business, entity or individual that is substantially the same as or similar to the Company’s Business or that competes with the Company’s Business, directly or indirectly, in the geographic areas where the Company conducts business; or (B) compete with the Company, its affiliates or its dealers within the geographic areas where such entities provide or are permitted to provide services.

(b)Non-Solicitation. During the Restricted Period, neither you nor any person or entity otherwise connected with you shall directly or indirectly solicit or aid others in soliciting, or otherwise assist Customers in obtaining service provided through any competitor of the Company in those markets being serviced by the Company, including but not limited to others providing the services of the type(s) described as the Business on Exhibit A attached hereto. During that portion of the Restricted Period following your Qualifying Termination, you shall not interfere with any established business relationship between the Company and any of its Customers, shall not call upon any Customer of the Company’s Business for the purpose of soliciting, selling, providing or delivering services or products of the kind which are the subject of the Company’s Business, and shall not render or provide any service to any Customer, including any person who was a Customer of the Company during the time that you were employed with the Company, that is the same as or similar to the service provided in the Company’s Business. In addition, during the Restricted Period, neither you nor any person or entity otherwise connected with you shall act, directly or indirectly, as a reseller or dealer of any such service in the geographic area where the Company provides or is permitted to provide service. You agree that while employed by the Company and during the Restricted Period, you shall not directly or indirectly induce or attempt to influence any employee of the Company to terminate his or her employment with the Company or to work for you or any other person or entity. You further agree to provide any potential future employer who provides any service described in the definition of “Business” with a copy of this Letter before you begin employment with any such person or entity.

(c)Reasonableness. You acknowledge that the restrictions contained in this Letter are reasonable in time, scope and geographic restraints, and do not unreasonably restrict your ability to obtain other employment. You further warrant that the restrictions do not impose an undue hardship on you, and do not deprive you of an ability to earn a living.

(d)Remedies. In the event of any breach or threatened breach of any of the provisions of Section 3(a) or (b) above, in addition to any other rights or remedies available to the Company, the Company shall have the right to seek monetary damages and equitable relief, including specific performance by means of temporary, preliminary or permanent injunctions against you or against your partners, agents, representatives, servants, employers, employees, family members and/or any and all persons acting directly or indirectly by or with you, to prevent or restrain such breach. With respect to any such equitable actions or proceedings, you agree that no adequate legal remedy exists, and hereby waive any defense that an adequate remedy at law exists and any requirement that the Company prove damages. You further waive any requirement that the Company furnish any bond or other security, and agree that to the extent a bond is nevertheless required by law, it shall be in the amount of $100.00. You agree that the Company’s right to seek injunctive and other equitable relief shall be and are cumulative and not exclusive and shall be in addition to any other remedies that the Company may have.

4.Limitations. For clarity, if your employment terminates for any reason other than due to a Qualifying Termination (including, without limitation, (a) due to your death or disability, (b) due to a termination by the Company for Cause, (c) due to a resignation by you without Good Reason, (d) due to your retirement (as determined by the Company), or (e) due to a termination by the Company without Cause or a resignation by you for Good Reason, in either case, prior to or more than twelve (12) months following the Transaction Date), you shall not be entitled to receive any Severance Benefits under this Letter, and the Company shall not have any obligation to you hereunder.

5.No Duplication of Benefits. The Severance Benefits set forth in this Letter represent the sole and exclusive severance payments and benefits that you are eligible to receive upon a Qualifying Termination. If, upon a Qualifying Termination, you would otherwise become entitled to receive any severance payments or benefits (including any accelerated vesting) under any other plan, program, agreement or arrangement maintained by the Company or its affiliates in which you are eligible to participate or to which you are a party (including, without limitation, the Company’s 2013 Omnibus Incentive Plan, any short-term incentive or long-term-incentive award agreement between you and the Company or any employment agreement or compensation term sheet between the Company and you) (each, a “Severance Program”), then by signing this Letter, you acknowledge and agree that, except as expressly contemplated by Section 6 below, you will not be eligible to receive any severance payments or benefits under such Severance Program and instead will be entitled to receive only the Severance Benefits set forth herein.

6.No Deprivation of Benefits. Notwithstanding Section 5 above, to the extent that any Severance Program provides for more favorable treatment of your STI Award(s) and/or LTI Award(s) upon a termination of your employment by the Company without Cause or by you for Good Reason than the terms of this Letter and such treatment would (absent Section 5 above) apply to you upon your Qualifying Termination, the terms of the Severance Program shall control. For the avoidance of doubt, this Letter is not intended to deprive you of any right, entitlement or protection (e.g., indemnification and insurance), in any case, that is not inconsistent with this Letter and that you may have under any other agreement, plan, or policy of the Company applicable to you that may provide more favorable treatment to you than this Letter, nor is it intended to and shall not exclude you from eligibility to receive any employee benefits, including any employee benefits that provide for more favorable treatment to you than this Letter (provided that such benefits would not result in you receiving a duplication of severance or any other benefits) that may in the future be broadly provided to similarly-situated executives.

7. Term. This Letter shall become effective on date on which the Business Combination Agreement is fully executed (or, if later, the first date on which it has been executed by both you and the Company). This Letter shall automatically terminate and be of no further force or effect on the earlier of (i) your Termination Date or (ii) 5:00 p.m. Pacific Time on the twelve (12)-month anniversary of the Transaction Date (the “Expiration Time”) or, if the Company becomes obligated to pay (in connection with such termination) or is paying or providing Severance Benefits hereunder at such time, on the last date on which such Severance Benefits are paid or provided to you in accordance with Section 1 above. Notwithstanding the foregoing, Sections 8-14 hereof and, only if you incur a Qualifying Termination prior to the Expiration Time, Sections 3-6 hereof, shall survive termination of this Letter and remain in effect in accordance with their respective terms.

8.Representations. By signing this Letter below, you hereby represent and warrant to the Company that (i) you have read and understand, and accept the terms and conditions set forth in, this Letter, and (ii) you have entered into and agreed to the terms and conditions of this Letter voluntarily.

9. No Tax Advice. The Company is not making any warranties or representations to you with respect to the income tax consequences associated with this Letter or the Severance Benefits payable thereunder and you are in no manner relying on the Company, its affiliates or any of their respective representatives for an assessment of such tax consequences. You are hereby advised to consult with your own tax advisor with respect to any tax consequences associated with the Severance Benefits.

10.Sections 409A and 280G. The payments and benefits described in this Letter are intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). See Exhibit B, which is hereby incorporated into this Letter, for additional details. In addition, you acknowledge and agree that the payments and benefits described in this Letter (in addition to any other payments and benefits payable to you by the Company or any affiliate thereof) may be subject to reduction as set forth on Exhibit C, which is hereby incorporated into this Letter.

11.Miscellaneous. This Letter, together with your Restrictive Covenant Agreement and any other agreements referenced herein, sets forth the final and entire agreement of the parties with respect to the subject matter hereof. This Letter may be amended only in a writing signed by you and an authorized officer of the Company. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Letter shall be governed by and construed in accordance with the laws of the State of Washington without giving effect to the principles of conflicts of laws, and applicable federal law. Nothing contained in this Letter shall confer upon you any right to continue in the employ or service of the Company or affect the right of the Company to terminate your employment or service at any time.

Please indicate your acknowledgment of, and agreement to, the terms and conditions set forth in this Letter by signing and dating this Letter in the space below and returning a signed copy to Liz McAuliffe.

[Signature page follows]

Sincerely,

T-Mobile US, INC.

By:
Name:	Elizabeth McAuliffe
Title:	EVP, Human Resources

Acknowledged, Agreed and Accepted:

Name:

Date:

Exhibit A

Definitions

1.1“Business” means the business of offering, providing and marketing to, and procuring, retail and wholesale customers for commercial mobile radio service (CMRS), including without limitation, cellular telephone service, personal communications service (PCS) and other wireless voice and data services, including, without limitation, (i) paging, messaging, radio, telephone, internet, voice over internet protocol (VOIP), Wi-Fi, Mobile Virtual Network Operator (MVNO), Telemetry (machine-to-machine) services, and ancillary services and applications, as they exist now and may be later developed, and (ii) the sale of all services, products, devices and other hardware used in connection with the services described above.

1.2“Cause” means any one or more of the following: (i) your gross neglect or willful material breach of your principal employment responsibilities or duties, (ii) a final judicial adjudication that you are guilty of any felony (other than a law, rule or regulation relating to a traffic violation or other similar offense that has no material adverse effect on the Company or any of its affiliates), (iii) your breach of any non-competition or confidentiality covenant between you and the Company or any affiliate of the Company, (iv) fraudulent conduct as determined by a court of competent jurisdiction in the course of your employment with the Company or any of its affiliates, (v) the material breach by you of any other obligation which continues uncured for a period of thirty (30) days after notice thereof by the Company or any of its affiliates and which is demonstrably injurious to the Company or affiliate.

1.1“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

1.2“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

1.3“Customers” shall mean all customers and subscribers for whom the Company, you, or the Company’s other employees, agents or independent contractors perform services or make sales in the course of business (during, before and after your employment with the Company).

1.4“Good Reason” means the occurrence of any of the following conditions about which you notify the Company within not more than ninety (90) days after initial existence and which the Company does not cure within thirty (30) days of such notice: (i) a material diminution in your duties, authority or responsibilities; (ii) a material reduction in your annual base salary, target short-term incentive award opportunity, or target long-term incentive opportunity, except for across-the-board salary reductions based on the Company’s and subsidiaries’ financial performance similarly affecting all or substantially all management employees of the Company and its subsidiaries; (iii) the relocation of the office at which you were principally employed as of the Transaction Date to a location more than fifty (50) miles from the location of such office, or you being required to be based anywhere other than such office, except to the extent you were not previously assigned to a principal location and except for required travel on business to an extent substantially consistent with your business travel obligations as of the Transaction Date; or (iv) such other event, if any, as is set forth as “good reason” or “constructive termination” in your individual employment agreement or compensation term sheet (as applicable) with the Company.

1.5“Termination Date” means the effective date of your termination of employment with the Company.

1.6“Transaction” means, collectively, the transactions contemplated by the Business Combination Agreement.

1.7“Transaction Date” means the first to occur of (i) the date on which the Transaction closes or (ii) the date on which the Company publicly announces that the Transaction will not close (as determined by the Company in its discretion).

Exhibit B

Section 409A

It is intended that the payments and benefits under this Letter comply with the provisions of Section 409A and the Treasury regulations relating thereto, or satisfy the requirements for an exemption from Section 409A, in each case to the extent applicable to this Letter and, accordingly, to the maximum extent permitted, this Letter shall be interpreted and be administered in a manner to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, you shall not be considered to have terminated employment with the Company for purposes of this Letter, and no payment otherwise due upon a termination of employment shall be due to you under this Letter, until you would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A (a “Separation from Service”). Any payments described in this Letter that qualify for the “short-term deferral” exception from Section 409A shall not be treated as deferred compensation as described in Treasury Regulation Section 1.409A-1(b)(4) and will be paid under such exception unless applicable law requires otherwise. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii) and the application of the short-term deferral exception), each payment under this Letter will be treated as a separate payment. Notwithstanding anything to the contrary in this Letter (whether under this Letter or otherwise), to the extent delayed commencement of any portion of the payments to be made to you upon your Separation from Service is required to avoid a prohibited payment under Section 409A(a)(2)(B)(i) of the Code, such portion of the payments shall be delayed and paid on the first business day after the earlier of (i) the date that is six (6) months following such Separation from Service or (ii) your death. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to you under this Letter shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not affect amounts reimbursable or provided in any subsequent year and may not be liquidated or exchanged for any other benefit.

Exhibit C

Section 280G

In the event any payment, benefit or distribution of any type to or for the benefit of you, whether paid or payable, provided or to be provided, or distributed or distributable pursuant to the terms of this Letter or otherwise to you under this Letter or otherwise constitutes a “parachute payment” under Section 280G of the Code, the amount payable to you shall be either (a) paid in full, or (b) paid after reduction by the smallest amount as would result in no portion thereof being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax under Section 4999 of the Code, results in the receipt by you, on an after-tax basis, of the greater net value, notwithstanding that all or some portion of such payment amount may be taxable under Section 4999 of the Code. Unless the Company and you otherwise agree in writing, all determinations required to be made under this paragraph, including the manner and amount of any reduction in your payments hereunder, and the assumptions to be utilized in arriving at such determinations, shall be made in writing in good faith by the accounting firm serving as the Company’s independent public accounting firm immediately prior to the event giving rise to such payment (the “Accounting Firm”); provided, however, that no such reduction or elimination shall apply to any non-qualified deferred compensation amounts (within the meaning of Section 409A of the Code) to the extent such reduction or elimination would accelerate or defer the timing of such payment in manner that does not comply with Section 409A of the Code. For purposes of making the calculations required by this paragraph, the Accounting Firm may make reasonable assumptions and approximations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accounting Firm such information and documents as the Accounting Firm may reasonably request to make a determination under this paragraph. The Accounting Firm shall provide its written report to the Committee and you, which shall include information regarding methodology. The Company shall bear all costs the Accounting Firm may reasonably incur in connection with any calculations contemplated by this paragraph. You and the Company shall cooperate in case of a potential Change in Control (as defined in the Company’s 2013 Omnibus Incentive Plan) to consider alternatives to mitigate any Section 280G exposure, although the Company cannot guaranty any such alternatives will be available or approved by the Company and neither you nor the Company shall be obligated to enter into them.